EXHIBIT 99.1

Jacada Receives Material Order from a Major European Telecom to Continue Providing Agent Guidance, Automation, and Desktop Unification

Extended Agreement indicates trust in Jacada’s ability to simplify agent processes and enhance customer experience

ATLANTA, Jan. 11, 2018 (GLOBE NEWSWIRE) -- Jacada Inc. (OTCQB:JCDAF), a leading global provider of solutions designed to automate customer service interactions, reduce the size of contact centers, and improve the customer experience, today announced that it has again extended its relationship as the customer service enterprise software solution provider for one of the largest cable operators in Europe.

Moving forward into the extended agreement, Jacada solutions will be focused on contact center technology consolidation through the unification of previously disparate systems. This will include CTI integration, unified desktop implementations, agent guidance upgrades, and other enhancements to promote the full digitization of customer interactions.

The cable provider, which is also part of a global telecom group, serves millions of households, internet customers, digital television, and telephony subscribers.  With this material extended services agreement, Jacada will further optimize the effectiveness of contact center interactions and provide automation to customer service processes; two important functions in the telecommunications industry.

“The continued trust Jacada has received from our customer is driven by the clear value we generate and the flawless deployment,” says Yochai Rozenblat, Jacada Chief Executive Officer. “We are proud to see that our customer’s new initiatives for 2018 include utilizing Jacada technology in areas ranging from customer care and technical appointments to Marketing and Sales Automation.”

About Jacada

Jacada Inc. helps enterprises to significantly reduce costs of their customer service operations by deploying automation solutions and contextual bots. From guiding the contact center agents and automating their manual tasks to fully automated self-service solutions, Jacada automates interactions while improving customer experience. Our 27 years of experience in automating customer service processes for global enterprises, together with proven outcome-focused integration capabilities, enable worry-free deployments with lower Total Cost of Ownership. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

Contact:
A. Lee Judge
Marketing Programs Manager
Jacada
770-776-2326
ljudge@jacada.com